SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                Commission File Number 000-25463
                                                                       ---------

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB [ ] Form 11-K         [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB               [ ] Form N-SAR

         For Period Ended: December 31, 2001
                           -----------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                        -----------------------------------

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates__________________________
________________________________________________________________________________


                                     Part I
                             Registrant Information


Full Name of Registrant    Category 5 Technologies, Inc.
                        --------------------------------------------------------

Former Name if applicable

         Network Investor Communications, Inc.
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Address of Principal Executive Office (Street and Number)

         4505 South Wasatch Boulevard, Suite 370
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City, state and zip code    Salt Lake City, Utah  84124
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                                     Part II
                             Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]      (a)  The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)  The  accountant's  statement  or other  exhibit  required  by Rule
              12b-25(c) has been attached if applicable.

                                    Part III
                                    Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

         The Company needs additional time to adequately prepare a true and accurate report and disclosure on Form 10-QSB and cannot timely complete the Form 10-QSB without unreasonable effort and expense, as a result of the termination on January 14, 2002 of the Merger Agreement by and among the Company, Netgateway, Inc., a Delaware company, and the Company's wholly-owned subsidiary, C5T Acquisition Corp., a Delaware company, dated October 23, 2001.

                                     Part IV
                                Other Information

         (1) Name and telephone number of person to contact in regard to this notification

         William C. Gibbs                         (801) 424-2999
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            (Name)                          (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No


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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attachment A



                          CATEGORY 5 TECHNOLOGIES, INC.
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                  (Name of Registrant as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2002               By /s/ William C. Gibbs
      -----------------               ------------------------------------------
                                       William C. Gibbs, Chief Executive Officer

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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                                  ATTACHMENT A

         On May 29, 2001, Category 5 Technologies, Inc. (the "Company") competed its acquisition of ePenzio, Inc., a privately-held Utah corporation. Pursuant to the acquisition, ePenzio, Inc. became a wholly-owned subsidiary of the Company. Therefore, the Company anticipates a significant change in results of operations, as reflected by the earnings statements, between the three month period ended December 31, 2000 and 2001 and the six month period ended December 31, 2000 and 2001. The Company is currently reviewing the impact of the acquisition and integration of ePenzio, Inc., as described above, for the quarterly period ended December 31, 2001. The Company cannot accurately estimate the impact of the integration of ePenzio, Inc. upon the Company's operating results for the quarterly period ended December 31, 2001, without the additional time requested. At this time, the Company cannot quantify or reasonably estimate the financial results for the quarter ended December 31, 2001.


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